UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Mariya Pylypiv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,741,033
	9	SOLE DISPOSITIVE POWER 6,741,033
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

(Amendment No. 5)

The following constitutes Amendment No. 5 to the Schedule 13D filed by the Reporting Person. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein:

Item 5. Interest in Securities of the Issuer.

Item 5 of the Reporting Person’s Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date of this filing, the Reporting Person beneficially owns an aggregate of 6,741,033 shares of Common Stock, or approximately 4.58%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting     Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	66,913,747	45.45%	5,039,178	61,874,569	5,039,178	0
Alexandra Bray	475,504	0.32%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.32%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.32%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.40%	0	6,478,997	6,478,997	0
The Anais Bray Protective Irrevocable Trust	2,699,582	1.83%	0	2,699,582	2,699,582	0
The Bray Descendants Trust	1,079,833	0.73%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.83%	0	2,699,582	2,699,582	0
Jacque Butler	1,403,804	0.95%	0	1,403,804	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.80%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.	962,458	0.65%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.65%	0	962,458	0	962,548
Chirinjeev Kathuria	38,517,471	26.16%	0	38,517,471	38,517,471	0
Mariya Pylypiv	6,741,033	4.58%	0	6,741,033	6,741,033	0
Syed Sabahat Azim	6,116,842	4.16%	0	0	0	6,116,842
Richa Sana Azim	6,116,842	4.16%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited	684,981	0.46%	0	0	0	684,981
Eligere Limited Liability Company	6,116,842	4.16%	0	6,116,842	0	0

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock     beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the other members of the Stockholder Group.

The beneficial ownership percentages used in this Schedule 13D are calculated based upon a total of 147,215,675 shares of Common Stock issued and outstanding as of August 14, 2022, as reported in the Company’s Form 10-Q filed on August 14, 2022, plus, in the case of the ownership calculations for “Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA” and Reporting Person, respectively, an additional 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for Reporting Person.

(b)	Reporting Person has shared voting power and sole dispositive power with respect to 6,741,033 shares of Common Stock.

See the table in Item 5(a) for information regarding the power to vote or direct the vote and power     to dispose or direct the disposition of shares of Common Stock of the members of the Stockholder Group.

(c)

The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of this filing of this Schedule 13D, other than transferring 811,635 shares of Common Stock under a reservation of rights by Reporting Person, in connection with the transfer of said shares to former members of Cloudbreak Health, LLC (“Cloudbreak”) in connection with terms of that certain Business Combination Agreement, dated as of November 20, 2020, between Gigcapital2, Inc, Cloudbreak Health Merger Sub, LLC, Cloudbreak Health, LLC, Uphealth Holdings, Inc., Chirinjeev Kathuria, Mariya Pylypiv and Shareholder Representative Services LLC. These shares have not been included as those being beneficially owned by Reporting Person and Stockholder Group in the above calculations.

(d)

To the best of the knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2022

MARIYA PYLYPIV

/s/ Mariya Pylypiv